Exhibit 2.01

ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT (“Agreement”) dated as of February 5, 2005, is made by and between ON TARGET SYSTEMS & SERVICES, INC., an Arizona corporation, (“Purchaser”) and ROBOTIC VISION SYSTEMS, INC., a Delaware corporation (“Seller”).

RECITALS

A. Seller desires to sell, assign and transfer to Purchaser certain of Seller’s assets;

B. Purchaser desires to purchase and acquire such assets on the terms and conditions hereinafter set forth;

C. On November 19, 2004 (the “Petition Date”), Seller and its affiliate Auto Image ID, Inc., filed for protection (the “Bankruptcy Cases”) under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of New Hampshire (the “Bankruptcy Court”);

D. Seller has entered into a License Agreement with Intel Corporation (“Intel”) dated as of December 31, 2004 (the “License Agreement”) pursuant to which it has, among other things, granted Intel a non-exclusive license to use, or cause a third party to use (any such third party hereinafter referred to as a “Subcontractor”) for sale to Intel, Seller’s Technology and Information (as defined in the License Agreement) to manufacture and sell, or cause a Subcontractor to manufacture and sell, (i) ball attach equipment (“Tooling”) used in ball grid array and chip scale package assembly for use in Intel’s semiconductor connection business (the Intel Products”), (ii) upgrades or retrofits to the Intel’s Products (“Intel Upgrades”), and (iii) spare parts for the Intel Products (the “Intel Spare Parts”) and to cause Subcontractors to service Intel Products (“Intel Servicing”);

E. All Assets (as defined below) that are tangible assets were prior to January 13, 2005 in the possession and control of Antoni Pogorzelski (d/b/a White Eagle Machine Shop (“White Eagle”)) and since January 21, 2005 have been in the possession and control of Purchaser; and

F. Purchaser is as of the date hereof a Subcontractor under the License and as such is manufacturing for and selling to Intel Tooling for the Intel Products, Intel Upgrades and Intel Spare Parts and is servicing the Intel Products pursuant to purchase orders placed by Intel directly with Purchaser.

NOW, THEREFORE, THE PARTIES HEREBY AGREE AS FOLLOWS:

SALE, TRANSFER, ASSIGNMENT AND PURCHASE OF THE ASSETS AND ASSUMPTION OF LIABILITIES

Assets Conveyed. Upon the terms and subject to the conditions set forth in this Agreement and in reliance upon the representations and warranties set forth herein, Seller hereby conveys, sells, transfers, assigns and delivers to Purchaser as of the Closing Date (as defined below), and Purchaser hereby purchases from Seller, all right, title and interest of Seller in and to all assets, properties and rights, tangible or intangible, contractual or otherwise, contingent or otherwise, wherever located, solely as listed below:

(a)	The Vanguard line of tooling used in ball grid array products and systems and all other items described in Exhibit “1.1(a)” hereto (the “Product Line”).

(b)	All intellectual property rights now existing or hereinafter acquired prior to the Closing Date which relate exclusively to the Product Line, including without limitation, all rights to trademarks, domain names, Seller’s website content, service marks, copyrights, trade names, trademarks, trade secrets, technical information, patents, patent applications, inventions, formulae, proprietary knowledge and programming know-how and related exclusively to the Product Line, including without limitation, those items listed on Exhibit “1.1(b)” hereto (hereinafter the “Technology”).

(c)	All inventories related exclusively to the Product Line and Technology, whether work-in-progress or finished goods, active shipments and consigned goods whether or not located on the premises of Seller, which are listed on Exhibit “1.1(c)”.

(d)	Seller’s interest in all personal property leases, rental agreements, sales and purchase orders (including, without limitation, any and all purchase orders placed by Intel prior to the Closing Date) and acknowledgments, permits, customer license and maintenance agreements, third party product agreements, third party supply agreements and any and all other contracts or binding agreements, whether written or oral, used exclusively in connection with the Product Line or the Technology and as set forth on Exhibit “1.1(d)” (the “Contracts”) and all of Seller’s interests (including rights to refund and offset), privileges, claims, causes of action and options relating to the Contracts or any portion thereof;

(e)	All fixed assets, furniture, property, equipment, fixtures, leasehold improvements, tools, machinery, office equipment, plant and other tangible personal property owned by Seller and used exclusively in connection with the Product Line and the Technology, as set forth on Exhibit “1.1(e)” (the “Equipment”);

(f)	The general books of accounts and entry maintained by Seller and related exclusively to the Product Line, Technology and Equipment;

(g)	All existing customer files, (including a list of all customer contracts and archived sales contracts) customer prospect and supplier lists and service histories (including contact name and business address) maintained by Seller and related exclusively to the Product Line, the Technology and Equipment;

(h)	All reports, plans, notebooks, books and other data maintained by Seller and related exclusively to the foregoing Product Line, Technology and Equipment;

(i) Product brochures for the Product Line (in both electronic and print formats) maintained by Seller and related exclusively to the Product Line, Technology and Equipment; and

(j) Engineering drawings, engineering documents and engineering literature maintained by Seller and related exclusively to the Product Line, Technology and Equipment.

All of the assets, properties and rights so conveyed, sold, transferred, assigned and delivered to Purchaser pursuant to this Section 1.1 are hereinafter collectively referred to as the “Assets.” The Assets will be on the Closing Date conveyed free and clear of all liabilities, obligations, liens and encumbrances excepting only those liabilities and obligations which are expressly agreed to be assumed by Purchaser hereunder and those liens and encumbrances securing the same which are specifically disclosed herein. Purchaser acknowledges and agrees that all of the tangible Assets have been prior to the date hereof delivered into the possession and control of Purchaser and remain as of the date hereof in Purchaser’s possession and control subject to the terms of that certain letter from Seller to Peter Heinzl dated January 21, 2005 and as a result there are no tangible Assets to be delivered to Purchaser on the Closing Date

Notwithstanding the foregoing, however, the Assets shall not include (i) general books of account and books of original entry or minute books that comprise Seller’s permanent accounting, corporate or tax records and books and records that Seller is required to retain pursuant to any statute, rule or regulation, (ii) any of the rights of Seller under this Agreement or under any related agreements, (iii) any accounts receivable, (iv) any intellectual property, rights, equipment, inventories, contracts, fixed assets, customer lists and any other assets related to the business of the Seller not directly and exclusively related to the Product Line (the “Seller’s Other Business”); and (v) the assets listed on Exhibit “1.1(X)”; all of the foregoing (i)—(v) being collectively referred to herein as the “Excluded Assets”.

Liabilities Assumed.

(a) Purchaser agrees to assume (the “Assumed Obligations”) as of the Closing Date all of Seller’s obligations under:

(1)	The written warranties made by Seller and related to the Product Line listed on Exhibit “1.2(a)(1)”.

(2)	The accounts payable listed on Exhibit “1.2(a)(2).”

(3)	Those other liabilities set forth on Exhibit “1.2(a)(3).”

(4)	All liabilities under the assigned Contracts accruing after the Closing Date.

(5)	All liabilities of the Business or related to the operation of the Product Line after the Closing Date.

In addition, Purchaser agrees to continue to perform its obligations as a Subcontractor under the License Agreement, including, without limitation, fulfillment of all purchase orders placed by Intel thereunder or otherwise prior to the Closing Date. Seller agrees to provide to Purchaser copies (or originals if available) of all contracts, files, records, purchase orders, correspondence and other information maintained by Seller and relating to each Contract, warranty account payable, and other liability described in Sections 1.2 (a)(1) through (a)(5).

(b)	Notwithstanding anything to the contrary in this Agreement, except as expressly provided in this Section 1.2, Purchaser shall not by the execution, delivery and performance of this Agreement assume or otherwise be responsible for any liability or obligation of any nature of Seller, or claims of such liability or obligation, matured or unmatured, liquidated or unliquidated, fixed or contingent, known or unknown, whether arising out of occurrences prior to, at or after the date hereof including any warranties or guaranties with respect to the Product Line or Technology, whether express or implied including but not limited to the obligations listed on Exhibit “1.2(b)” (collectively, the “Excluded Obligations”).

Employees. Seller represents warrants and covenants that Purchaser shall not be liable for any liability or obligation, liquidated, unliquidated, accrued, absolute, contingent or otherwise, with respect to the employment of the Seller’s employees or any other employees, contractors, consultants, officers, directors agents or representatives, by Seller, including, without limitation, any accrued vacation time, or any liability or obligation that may arise under the Employee Retirement Income Security Act of 1974, as amended (all of the above being hereafter referred to as a “Seller Employee Claim”).

CONSIDERATION

Consideration. The consideration for the Assets (the “Consideration”) shall be (i) the amount of SIX HUNDRED THOUSAND and no/100 DOLLARS ($600,000.00), which shall be paid on the Closing Date by wire transfer by Purchaser of immediately available funds to an account designated in writing by Seller; and (ii) the assumption of the Assumed Obligations.

CONDITIONS; DELIVERABLES

Sale Motion.

(a) Within five (5) business days after the date of execution hereof by the parties hereto, Seller shall file a motion (the “Sale Motion”) with the Bankruptcy Court seeking approval and entry of the Sale Order (as defined below). The parties hereto acknowledge that in connection with seeking entry of the Sale Order and implementation thereof, this Agreement (together with the Exhibits attached hereto) will be filed with the Bankruptcy Court and made publicly available, and the parties hereto agree that such filing and disclosures will not violate any confidentiality obligations owing to any party hereto. Seller shall as soon as practicable after the filing of the Sale Motion provide Purchaser with a copy of the Sale Motion and notify Purchaser of the date set for any hearing relating thereto.

(b) Seller shall propose and submit to the Bankruptcy Court an order (the “Sale Order”), in form and substance reasonably acceptable to Purchaser, approving this Agreement and all of the terms and conditions hereof, and authorizing Seller to consummate the transactions contemplated hereby.

Closing Date.

The closing of the transactions contemplated hereby shall occur on or before the thirtieth (30th) calendar day after the satisfaction or waiver of all conditions to closing set forth hereunder (the “Closing Date”), or on such other date as the parties shall agree; provided, however, that under no circumstances will the Closing Date occur prior to the satisfaction of the conditions set forth in Section 3.3, below, which cannot be waived by either party hereto.

Conditions	to Obligation of Either Party to Close.

The obligations of the parties hereto to consummate the transactions contemplated hereby are subject to the: (i) prior entry of the Sale Order, in form and substance reasonably acceptable to Purchaser, by the Bankruptcy Court; and (ii) termination of the License Agreement.

Conditions to Seller’s Obligation to Close.

The obligations of the Seller to consummate the transactions contemplated hereby shall be subject to the satisfaction, on or before the Closing Date, of the following conditions:

(a) Consents. All actions and steps necessary to assure compliance by Purchaser with all applicable requirements of law (if any) shall have been taken and completed and the consents and approvals listed on Exhibit “3.4(a)” shall have been obtained and shall be effective.

(b) Covenants of Purchaser. Purchaser shall have duly performed in all material respects all of the covenants, acts and undertakings to be performed by it on or prior to the Closing Date.

(c) No Injunction, Etc. Other than the Bankruptcy Cases, no action, proceeding, investigation, regulation or legislation shall have been instituted, threatened or proposed by any governmental agency or legislative body to enjoin, restrain, prohibit or obtain substantial damages in respect of, or which is related to, or arises out of, this Agreement or the consummation of the transactions contemplated hereby.

(d) Deliveries. The Seller shall have received all of the items required to be delivered under Section 3.7.

Conditions to Purchaser’s Obligation to Close. The obligations of Purchaser to consummate the transactions contemplated hereby shall be subject to the satisfaction, on or before the Closing Date, of the following conditions:

(a) Covenants of Seller. Seller shall have duly performed in all material respects all of the covenants, acts and undertakings to be performed by it on or prior to the Closing Date.

(b) No Injunction, Etc. Other than the Bankruptcy Cases, no action, proceeding, investigation, regulation or legislation shall have been instituted, threatened or proposed by any governmental agency or legislative body to enjoin, restrain, prohibit or obtain substantial damages in respect of, or which is related to, or arises out of, this Agreement or the consummation of the transactions contemplated hereby.

(c) Deliveries. The Purchaser shall have received all of the items required to be delivered under Section 3.6.

Seller’s Deliveries on the Closing Date. Subject to the Bankruptcy Court’s prior approval in the Sale Order, Seller shall deliver the following on the Closing Date to the Purchaser, in form and substance reasonably satisfactory to Purchaser:

(b)	A general conveyance, assignment and bill of sale executed by Seller transferring and assigning to Purchaser title to all of the Assets, including an assignment executed by Seller assigning to Purchaser all of Seller’s rights under the Product Line and Technology; all in the form set forth in Exhibit “3.6(a).”

(c)	Assignments sufficient to transfer all patents, patent applications, domain names, registered trademarks and applications for trademark registration that constitute part of the Product Line and Technology in the form set forth in Exhibit “3.6(b).”

(d)	Consents to this Agreement and assignments of any Contracts being transferred or assigned copies of which are attached to Exhibit “3.6(c).”

(e)	A copy of the Sale Order.

(f)	A certificate of the Secretary of Seller, certifying as to incumbency and certain other corporate matters, including and attaching the resolutions of the Board of Directors of Seller authorizing the transactions contemplated by this Agreement dated as of the Closing Date.

(g)	Such other documents and instruments as shall be reasonably necessary or appropriate to effect the transactions contemplated hereby.

Purchaser’s Deliveries on the Closing Date. Purchaser shall deliver the following to the Seller on the Closing Date, in form and substance reasonably satisfactory to the Seller:

(a) The Consideration specified in Section 2.1.

(b) An assumption of the Assumed Obligations specified in Section 1.2, executed by Purchaser; all in the form set forth in Exhibit “3.7(b).”

(c) A certificate of the Secretary of Purchaser, certifying as to incumbency and certain other corporate matters, including the resolutions of the Board of Directors of Purchaser authorizing the transactions contemplated by this Agreement dated as of the Closing Date.

(d) Such other documents and instruments as shall be reasonably necessary and appropriate to effect the transactions contemplated hereby.

REPRESENTATIONS, WARRANTIES AND AGREEMENTS OF SELLER

Seller represents and warrants, assuming termination of the License, now and as of the Closing Date, except as set forth on the Exhibits attached hereto:

Section 1.1. Corporate Existence. Seller is a corporation duly organized, validly existing and in good standing under the laws of Delaware, with all requisite corporate power and authority to conduct its business relating to the Assets (the “Business”) and is duly qualified to transact business and is in good standing in each jurisdiction where the ownership of its properties or the conduct of the Business requires such qualification.

Corporate Power and Authority. Subject to the Bankruptcy Court approval, Seller has full power and authority to enter into, perform and carry out its obligations under this Agreement. The execution, delivery and performance of this Agreement by Seller has been duly authorized by all necessary corporate or other action. Subject to Bankruptcy Court approval, this Agreement is a valid agreement binding upon Seller and enforceable in accordance with its terms except to the extent that their enforceability may be subject to applicable (i) bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium and similar laws affecting the enforcement of creditors’ rights generally and by general equitable principles, (ii) rules of law governing specific performance, injunctive relief and other equitable remedies, and (iii) general principles of equity and public policy.

Absence of Breach. Except as set forth in Exhibit “4.3,” the execution, delivery and performance of this Agreement by Seller and the consummation of the transactions contemplated hereby will not, subject to Bankruptcy Court approval, (i) violate any provision of, or require any consent, authorization or approval under, any law, rule, regulation, order, award, judgment, writ, injunction or decree applicable to, or any provision of the Articles of Incorporation or Bylaws of, Seller or any trust or other document or agreement or (ii) conflict with, result in a breach of, constitute a default or event of default under (whether by notice or the lapse of time or both) or accelerate or permit the acceleration of the performance required by, or require any consent, authorization, or approval under any indenture, mortgage, lien, lease, agreement or instrument to which Seller is a party or by which Seller or any of its properties may be bound, or (iii) result in or require the creation or imposition of any lien or other encumbrance upon the Assets or the Business.

Contracts. Exhibit “1.1(d)” sets forth a list of all material outstanding contracts to which Seller is a party relating to the Business. Seller has materially performed all of its obligations under the terms of each contract listed in Exhibit “1.1(d),” is not in default thereunder; no event or omission, nor has any party made any threat relating thereto, has occurred which but for the giving of notice or lapse of time or both would constitute a default by any party thereto under any such contract; each such contract is valid and binding on Seller and to Seller’s best current knowledge, the other party or parties thereto and in full force and effect; Seller has not received nor given any notice of default, cancellation or termination in connection with any such contract, nor, to the knowledge of Seller, has any threat related thereto been received or given. To the knowledge of Seller, Seller warrants that, except as specifically disclosed on Exhibit “4.4”, the Seller has no outstanding warranty obligations with respect to the Product Line.

Title. Subject to Bankruptcy Court approval, as between Seller and Purchaser, Purchaser will obtain all right, title and interest in and to the Assets as of the Closing Date, free and clear of all liens, mortgages, pledges, encumbrances, security interests, charges, equities, liabilities and obligations (liquidated, unliquidated, accrued, absolute, contingent or otherwise) and restrictions of any nature whatsoever except as set forth on Exhibit “4.5”.

Proprietary Rights.

(a)	Exhibit “1.1(b)” describes all Technology which Seller owns and uses with respect to the Assets and the Business. The Technology includes all patent rights, copyrights, trade secrets, information, domain names, proprietary rights and processes reasonably necessary for the design, development, manufacture, sale and distribution of the Assets , without any conflict with or infringement upon the rights of others. Except as set forth on Exhibit “4.6,” Seller is the sole owner of all right, title and interest in and to all such Technology free and clear of all liens, encumbrances, claims, rights of use and restrictions whatsoever, and there are no outstanding options, licenses, or agreements of any kind relating to the Technology nor is Seller a party to any options, licenses or agreements of any kind with respect to the patents, copyrights, trade secrets, licenses, information, proprietary rights and processes of any other person or entity which relates to the Technology.

(b)	To the knowledge of Seller, neither the Technology nor any other processes, methods or operations employed by Seller in the design, development, manufacture, sale and distribution of the Product Line or

Technology, now or in the past, infringes upon any proprietary rights or intellectual property of any other person, firm, corporation or other entity. To the knowledge of Seller, there is not pending or threatened any claim or litigation against Seller or any other person or entity contesting the right of Seller to engage in or employ any such processes, methods, operations or the Technology. Without limiting the generality of the foregoing, the Product Line and Technology and software, except that explicitly stated to be owned by third parties on Exhibit “4.6,” is owned by Seller and, to the knowledge of Seller, there are no pending legal actions challenging this ownership, nor are there any legal actions pending or threatened in any other way connected with the Product Line, Technology and software, including without limitation “look and feel” contentions or other intellectual property claims.

(c)	To the knowledge of Seller, the documentation of such Technology and software is current, accurate and sufficient in detail and content to identify it and permit its full and proper use by Purchaser without reliance on the special knowledge of others.

(d)	To the knowledge of Seller, Seller has not received written notice of any ownership claims with respect to the Product Line or Technology. To the knowledge of Seller, Seller has taken reasonable security measures to protect the secrecy, confidentiality, and value of the Product Line, Technology and software included in the Assets (the “Software”). To the knowledge of Seller, any employee or other person who, either alone or in concert with others, developed, invented, discovered, derived, programmed or designed any of the Product Line, Technology and Software, or any part thereof, or who has knowledge of or access to information relating to it, has been put on notice that the Product Line, Technology and Software is proprietary to Seller and not to be divulged or misused. The Product Line, Technology and Software is presently valid and protectable, and, to the knowledge of Seller, is not part of the public knowledge or literature, and has not been used, divulged, or appropriated for the benefit of any past or present employee or other person, or to the detriment of Seller.

Compliance with Laws; Governmental Permits. All consents, approvals, authorizations and other requirements prescribed by law, rule or regulation which are necessary for the execution and delivery by the Seller of this Agreement and the consummation of the transactions contemplated by this Agreement either (i) have been obtained and satisfied or (ii) will be obtained and satisfied by the entry of the Sale Order. To the knowledge of Seller, Seller is in compliance with the requirements of the Bankruptcy Cases and relevant orders of the Bankruptcy Court, and all other applicable laws, regulations, orders, judgments, ordinances or decrees of any federal, state or local court or any municipal or governmental authority, including, without limitation, all antitrust and import and export and environmental laws and regulations, non-compliance with which would materially adversely affect the Assets or the Business. The execution, delivery and performance by Seller of this Agreement and the consummation of the transactions contemplated hereby, subject to the Bankruptcy Court approval, shall not conflict with the provisions of any such law, rule, regulation, order, judgment, ordinance or decree. To the knowledge of Seller, there is no order issued, investigation or proceeding pending or notice served or threatened with respect to any violation of any law, ordinance, order, writ, decree, rule or regulation issued by any federal, state or local court or administrative, regulatory or other governmental agency or body to which Seller or Assets are subject which, if decided adversely, would materially adversely affect the Assets or the Business.

Litigation. Except as set forth on Exhibit “4.8”, and except for the Bankruptcy Cases, to the knowledge of Seller, no litigation, proceeding or controversy (including, without limitation, unsettled claims) is pending or threatened by or against Seller before any court, government agency or any other administrative body which, if resolved against Seller, would hinder or preclude Seller from performing any of its obligations under this Agreement or from consummating the transactions contemplated by this Agreement, or would materially adversely affect the Assets or the Business.

Seller’s Brokers’ Fees. Seller has not incurred any liability for brokerage fees, finders’ fees, agents’ commissions or other similar forms of compensation in connection with this Agreement or the transactions contemplated hereby.

Books and Records. The books and records of Seller relating to the Business and in Seller’s possession to which Purchaser has been given access are the true books and records of Seller and truly and accurately reflect the underlying facts and transactions in all material respects.

Taxes. Subject to the rules and procedures of the Bankruptcy Court, Seller has or will have paid or made adequate provision on its books and records for the payment of all taxes, interest penalties or other similar payments with respect to the Assets and the Business with respect to all periods prior to and through the Closing Date (whether or not yet due). To the knowledge of Seller, Seller has not received notice of any tax deficiency outstanding, proposed or assessed against it with respect to the Assets which would materially adversely affect the Assets or the Business.

Conduct of the Business by White Eagle and Subcontractors. All representation warranties or agreements of Seller made pursuant to this Article IV or otherwise shall relate solely to Seller and shall not be construed so as to in any way include Intel or White Eagle in the meaning of Seller or in any, way relate to or be made with respect to the Business as operated by White Eagle pursuant to that certain Amended and Restated Contract Manufacturing Agreement between White Eagle and Seller dated as of April 3, 2003 and all predecessor agreements, or by Purchaser pursuant to the License Agreement or otherwise at any time prior to the Closing Date.

ARTICLE II.

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to Seller that:

Section 2.2. Bankruptcy Cases; Sale Order. Purchaser acknowledges the pending Bankruptcy Cases and the conditions to Closing set forth in Section 3.3 hereof, and the possibility that the Bankruptcy Court will require that this Agreement, and the transactions contemplated hereby, shall be subject to higher and better offers by third-parties and that Seller shall be required to provide notice of this Agreement, and an opportunity for any third party to bid, prior to the Bankruptcy Court considering approval of the Sale Order.

Section 2.2. Corporate Existence. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Arizona, with full corporate power to carry on its business as now being conducted and to own and operate the property and assets now owned and operated by it, and is duly qualified to transact business and is in good standing in each jurisdiction where the ownership of its properties or the conduct of its business requires such qualification and the failure to be so qualified would have a material adverse effect on the Purchaser’s ability to consummate the transactions contemplated hereby.

Corporate Power and Authority. Purchaser has full corporate power and authority to enter into, perform and carry out its obligations under this Agreement. The execution, delivery and performance of this Agreement by and Purchaser has been duly authorized by all necessary corporate action. This Agreement is a valid agreement binding upon Purchaser enforceable in accordance with its terms except to the extent that their enforceability may be subject to applicable (i) bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium and similar laws affecting the enforcement of creditors’ rights generally and by general equitable principles, (ii) rules of law governing specific performance, injunctive relief and other equitable remedies, and (iii) general principles of equity and public policy.

Absence of Breach. Neither the execution, delivery and performance of this Agreement by Purchaser, nor the consummation of the transactions contemplated hereby, will to the Purchaser’s best knowledge (i) violate any provision of, or require any consent, authorization or approval under, any law, regulation, rule, order, award, judgment, writ, injunction or decree applicable to, or any governmental permit or license issued to, Purchaser, or any provision of the Articles of Incorporation or Bylaws of Purchaser, or (ii) conflict with, result in a breach of, constitute a default or event of default under (whether by notice or the lapse of time or both) or accelerate or permit the acceleration of the performance required by, or require any consent, authorization, or approval under any material indenture, mortgage, lien, lease, agreement or instrument to which Purchaser is a party or by which Purchaser or any material part of its properties may be bound.

No Litigation. No litigation, proceeding or controversy (including, without limitation, unsettled claims) is pending or threatened by or against Purchaser before any court, government agency or any other administrative body which, if resolved against Purchaser, would materially hinder or preclude Purchaser from performing any of its obligations under this Agreement or from consummating the transactions contemplated by this Agreement.

Compliance with Laws; Governmental Permits. All consents, approvals, authorizations and other requirements prescribed by law, rule or regulation which are necessary for the execution and delivery by the Purchaser of this Agreement and the consummation of the transactions contemplated by this Agreement have been obtained and satisfied. To Purchaser’s best knowledge, Purchaser is in compliance with all applicable laws, regulations, orders, judgments, ordinances or decrees of any federal, state or local court or any municipal or governmental authority, including, without limitation, all antitrust and import and export and environmental laws and regulations, non-compliance with which would adversely affect the Purchaser or the consummation of the transactions contemplated by the Agreement. The execution, delivery and performance by Purchaser of this Agreement and the consummation of the transactions contemplated hereby does not conflict with the provisions of any such law, rule, regulation, order, judgment, ordinance or decree. There is no order issued, investigation or proceeding pending, or notice served, or threatened with respect to any violation of any law, ordinance, order, writ, decree, rule or regulation issued by any federal, state or local court or administrative, regulatory or other governmental agency or body to which Purchaser is subject which, if decided adversely, would have a material adverse effect on the Purchaser.

Purchaser’s Brokers’ Fees. Purchaser has not incurred any liability for brokerage fees, finders’ fees, agents’ commissions or other similar forms of compensation in connection with this Agreement or the transactions contemplated hereby.

Section 5.8 License Agreement. Purchaser acknowledges that Seller is a party to the License Agreement, and that the termination of the License Agreement upon consummation of the transactions contemplated by this Agreement is specifically conditional upon the assumption by Purchaser of any open purchase orders for Tooling for the Intel Products, Intel Upgrades, Intel Spare Parts or Intel Servicing.

Section 5.9 Location of Assets; Sufficiency of Assets. Purchaser acknowledges and agrees that: (i) the Assets (other than the Technology) are in the possession of Purchaser as of the date hereof; (ii) the Assets in the possession of Purchaser as of the date hereof, together with the Technology, constitute all of the assets necessary to operate the Business; and (iii) the Assets in the possession of Purchaser as of the date hereof constitute all of the assets to be purchased hereunder (except for the Technology).

COVENANTS OF SELLER AND PURCHASER

Cooperation Regarding Tax Records. After the Closing Date until the seventh anniversary of the Closing Date, each party shall make available to the other party, as reasonably requested, all information, records or documents in the possession of such party relating to tax liabilities or potential tax liabilities of Seller or Purchaser related to the Assets or the Business for all periods prior to and including the Closing Date and shall preserve all such information, records and documents until the expiration of any applicable statute of limitations or extensions thereof relating to said liabilities. Each party shall provide the other party and the pertinent taxing authority with all information and documentation in such party’s possession necessary to comply with all tax audit information requests made of Seller or Purchaser relating to such tax liabilities or potential tax liabilities.

Covenant Not to Compete And Non-Enticement.

(a)	Commencing on the Closing Date and continuing for a period ending one year from the Closing Date, Seller shall not engage, directly or indirectly, whether on its own account or as a stockholder, partner, joint venturer, and/or agent, of any person, firm, corporation or other entity, in any or all of the following activities throughout the United States and the world:

(i)	enter into or engage in the market for any business competitive with the Product Line;

(ii)	solicit customers or business patronage which results in competition with Purchaser in the Product Line market; or

(iii)	promote or assist, financially or otherwise, any person, firm, association, corporation or other entity engaged in the competition of the Product Line.

In addition, for a period of one year from the Closing Date the Seller shall not directly or indirectly hire or employ in any capacity, or solicit the employment of or offer employment to or entice away or in any other manner persuade any person employed by Purchaser to leave Purchaser’s employ.

(b)	Without limitation, the parties agree and intend that each of the covenants contained in this Section 6.1 shall be deemed to be a series of separate covenants and agreements, one for each and every county of each state and political subdivision of the United States and other nation to which this Agreement is applicable. If, in any judicial proceeding, a court shall refuse to enforce in such action all of the separate covenants deemed included herein, then at the option of Purchaser, wholly unenforceable covenants shall be deemed eliminated from the provisions hereof for the purpose of such proceeding to the extent necessary to permit the remaining separate covenants to be enforced in such a proceeding.

Covenants Against Disclosure. For a period of one year after the Closing Date, Seller shall not (a) disclose to any person, association, firm, corporation or other entity (other than counsel to and independent accountants for Seller or Purchaser or those designated in writing by Purchaser, directly or indirectly, any confidential information or data relevant to the Assets or the Business, whether of a technical or commercial nature, or (b) use, or permit or assist, by acquiescence or otherwise, any person, association, firm, corporation or other entity (other than Purchaser or those designated in writing by Purchaser) to use, directly or indirectly, any such information or data in any manner which reasonably would be deemed to be competitive with the operation of the Business after the Closing Date, excepting only use of such information or data as is at the time generally known to the public and which did not become generally known through any breach of any provision of this Section 6.2 or as required by law.

Covenant Not to Bring Claims. Purchaser acknowledges and agrees that to the extent that Purchaser has access to information or otherwise has knowledge related to the Assets or the Business that would render any of the representations or warranties of Seller hereunder inaccurate Purchaser shall not bring any claim against Seller in any forum relating to or arising out of such representations or warranties.

Further Assurances. Each party shall execute, acknowledge, deliver, file, notarize and register all such further agreements, instruments, certificates, documents and assurances and perform such acts as are necessary or appropriate to consummate the transactions contemplated by this Agreement.

SURVIVAL OF REPRESENTATIONS AND WARRANTIES

Section 2.3. Survival of Representations and Warranties.

(a)	Notwithstanding any investigation conducted at any time with regard thereto by or on behalf of either party, all representations, warranties, and covenants (except for the covenants contained in (i) Sections 6.2, 6.3, 6.5 and 8.1 which shall survive until the first anniversary of the Closing Date, (ii) Section 6.1 which shall survive until the seventh anniversary of the Closing Date) and (iii) Section 6.4 which shall survive until the expiration of the applicable statute of limitations) of each party in this Agreement shall survive until the Closing Date and shall terminate from and after such date. No claim may be brought against any party hereto with respect to any representation, warranty or covenant after the expiration of such representation or warranty or covenant as provided in this Section 7.1.

(b)	As used in this Article, any reference to a representation, warranty or covenant contained in any Section of this Agreement shall include the Exhibit relating to such Section.

GENERAL PROVISIONS

Section 2.4. Each Party to Bear Own Costs. Each of the parties shall pay all costs, expenses or taxes incurred or to be incurred by it or charged to it in negotiating and preparing this Agreement and in closing and carrying out the transactions contemplated by this Agreement.

Entire Agreement; Amendment; Waivers. This Agreement and the Exhibits hereto constitute the entire agreement and understanding between the parties pertaining to the subject matter hereof and supersede all prior or contemporaneous agreements, representations and understandings of the parties. No supplement, modification, or amendment of this Agreement shall be binding unless set forth in the Sale Order or executed in writing by all parties hereto. No waiver of any of the provisions of this Agreement shall be deemed, or shall constitute, a waiver of any other provision, whether or not similar, nor shall any waiver constitute a continuing waiver. No waiver shall be binding unless executed in writing by the party making the waiver.

Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be transferred or assigned by the Seller or Purchaser hereto, without the prior written consent of the other, and any such attempted assignment or designation shall be void.

Cooperation and Assignments; Further Assurances. At any time or from time to time after the Closing Date, each party hereto agrees that it shall, at the request of any other party hereto and at the expense of such requesting party, execute and deliver any further instruments or documents and take all such further action as such requesting party may reasonably request in order to consummate the transactions contemplated by this Agreement.

Notices. All notices, requests, demands, and other communications under this Agreement shall be in writing and shall be deemed to have been duly given on the date of service if served personally or by telecopy on the party to whom notice is to be given or by an overnight express courier, or on the third day after mailing if mailed to the party to whom notice is to be given by first class mail, registered or certified, postage prepaid, and properly addressed as follows:

To Seller:

Michael J. Gray

Vice President of Strategic Business Development

Robotic Vision Systems, Inc.

425 Rabro Drive East

Hauppauge, NY 11788

With Copy to:

Norman N. Kinel, Esq.

Dreier LLP

499 Park Avenue

New York, NY 10022

To Purchaser at:

Pete Heinzl, President

OnTarget Systems & Services, Inc.

102 E. Firewheel Place

Tucson, AZ 85737

With copy to:

Richard A. Block, Esq.

Block Grynkewich, P.C.

1660 East River Road, Suite 180

Tucson, AZ 85718

Any party may change its address for purposes of this paragraph by giving notice of the new address to each of the other parties in the manner set forth above.

Governing Law; Retention of Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of New York without regard to its conflict of laws principles. Each party hereby agrees to submit to the exclusive jurisdiction of the Bankruptcy Court and the Bankruptcy Court shall retain jurisdiction over any and all disputes arising under or otherwise relating to the construction and enforcement of this Agreement, the Sale Order and the transactions consummated thereunder.

Duplicate Originals. This Agreement may be executed in as many duplicate originals as may be deemed necessary and convenient, each of which, when so executed, shall be deemed an original, but all such duplicate originals shall constitute the same instrument. Delivery of an executed counterpart of signature page to this Agreement by facsimile transmission shall be effective as delivery of a manually executed counterpart.

Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provisions were so excluded and shall be enforceable in accordance with its terms.

Captions. Titles or captions used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

Purchaser Investigation. Subject to Section 6.4, no investigation by Purchaser shall diminish or obviate in any way, or affect Purchaser’s right to rely on, to the extent set forth herein, any of the written representations, warranties, covenants or agreements of Seller under this Agreement. Purchaser accepts the business and assets being purchased, including tangible and intangible assets in “AS IS” condition and with no warranties except as specifically provided in this Agreement. Purchaser agrees that all such assets being purchased are being transferred in

“AS IS” condition and with no warranties except as specifically provided in this Agreement. Purchaser agrees at Closing, such items shall be transferred subject to no warranties except as specifically provided in this Agreement, express or implied, including but not limited to, the implied warranties of merchantability and fitness for a particular purpose. Following Closing, except as specifically provided in this Agreement, Purchaser agrees to waive any and all claims for damages that it may have against Seller which may arise by reason of use, malfunction or defect in any and all such items to which these “AS IS” warranties apply. It is agreed that Purchaser shall have the benefit of any manufacturer’s warranties and service agreements of the like that are in place and are transferable by their terms. Purchaser acknowledges and agrees that except as specifically provided in this Agreement, there has been no representation, warranty or guaranty by Seller or any agent of Seller that any customer, contract, and employee will be retained following Closing, of any future gross or net income from the Business following Closing, of the collectability of accounts receivables sold, of the condition or saleability of inventory, of the working condition of equipment or other assets sold. Seller represents that Seller has no knowledge of any defects in any of the Seller’s Assets or Business, including intangibles, that may have a material adverse effect on the value of the property being sold.

Bulk Sales Act. The parties agree to waive compliance with the Arizona Bulk Sale Transfer Act, Arizona Revised Statutes Section 47-6101.

Use of Name. This Agreement shall give Purchaser all right, title and interest of Seller to use the name VANGUARD, POWERPLACE, TECHNOLOGY and BGA PROCESS SYSTEMS, or any other name utilizing or incorporating terms. After the Closing Date, the Purchaser shall have full rights to use the names with respect to its use of the Assets.

Termination. This Agreement and the transactions contemplated hereby may be terminated at any time prior to the Closing Date:

(a)	By mutual written consent of Seller and Purchaser;

(b)	By Purchaser or Seller, if the Bankruptcy Court declines to enter the Sale Order in form and substance reasonably acceptable to Purchaser, and such decision becomes final and non-appealable; or

(c)	By either party hereto if there has been a material misrepresentation or a material breach of a warranty or covenant herein or in any writing delivered pursuant hereto on the part of the other party.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

PURCHASER: ON TARGET SYSTEMS & SERVICES, INC. By: /s/ Title: Date:	SELLER: ROBOTIC VISION SYSTEMS, INC. By: /s/ Title: Date: